Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 17, 2004

Gold Fields Limited

(Incorporated in the Republic of South Africa)

(Registration number 1968/004880/06)

Share code: GFI ISIN: ZAE000018123

(“Gold Fields”)

FORM OF PROXY

FOR USE BY CERTIFICATED AND “OWN NAME” DEMATERIALISED GOLD FIELDS SHAREHOLDERS ONLY

For use by certificated and “own name” Dematerialised Gold Fields Shareholders at the General Meeting to be held at 24 St. Andrews Road, Parktown, Johannesburg, South Africa at 9 a.m. (South African time) on Tuesday, December 7, 2004.

Capitalised terms used but not otherwise defined in this form of proxy shall have the respective meanings ascribed thereto in the information circular of Gold Fields dated October 29, 2004.

I/We		(NAME IN BLOCK LETTERS)

of	Telephone – Work ( )	Telephone – Home ( )

being holder/s of Gold Fields Shares, do hereby appoint:

1.		or failing him,

2.		or failing him,

the chairman of the General Meeting,

as my/our proxy to act for me/us and on my/our behalf at the General Meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the Gold Fields Shares registered in my/our name/s, in accordance with the following instructions (see note 2):

Number of votes on a poll (one vote per share)
	For	Abstain	Against
Ordinary resolution number 1 (Regarding the transfer of the Acquired Interests to the IAMGold Group

Ordinary resolution number 2 (Authorising the Gold Fields Board of Directors to perform necessary acts to give effect to resolution number 1)

Signed at	on	2004

Signature	Assisted (where applicable)

(Note: A Gold Fields Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to attend, speak and vote in his/her stead. Such proxy need not be a Gold Fields Shareholder.)

Please read the notes on the reverse side hereof.

NOTES:

1.	A Certificated Gold Fields Shareholder or “own name” Dematerialised Gold Fields Shareholder (in either case, a “Shareholder”) may insert the name of a proxy or the names of two alternative proxies of the Shareholder’s choice in the space/s provided, with or without deleting “the chairman of the General Meeting”, but any such deletion must be initialled by the Shareholder. The person whose name appears first on the form of proxy and who is present at the General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2.	A Shareholder’s instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that Shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the General Meeting as he/she deems fit in respect of all the Shareholder’s votes exercisable thereat. A Shareholder or his/her proxy is not obligated to use all the votes exercisable by the Shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the Shareholder or by his/her proxy.

3.	The duly completed form of proxy must be returned to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by no later than 9:00 a.m. (South African time) on Friday, December 3, 2004.

4.	The completion and lodging of this form of proxy will not preclude the relevant Shareholder from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

5.	Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by Gold Fields’ transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited or Capita Registrars, or waived by the chairman of the General Meeting.

6.	Each Gold Fields Shareholder present and entitled to vote at the General Meeting as a registered member or as a representative of a body corporate shall on a show of hands have one vote only irrespective of the number of shares he/she holds/represents (provided that a proxy shall, irrespective of the number of members he/she represents, have only one vote) but in the event of a poll, such Gold Fields Shareholder or representative will have one vote for every share held by such Gold Fields Shareholder.

7.	Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

8.	Dematerialised Gold Fields Shareholders other than those with “own name” registration who wish to attend the General Meeting must request their CSDP or broker to provide them with a letter of representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between such Dematerialised Gold Fields Shareholders and their CSDP or broker.